UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

POLARITYTE, INC.

 (Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

731094108

 (CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 444,928 (1) (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 444,928 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,928 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (Based on 4,250,617 shares outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents (i) 242,640 shares of the Issuer’s common stock held by Frost Gamma Investments Trust (“FGIT”), (ii) 194,451 shares of common stock underlying shares of the Issuer’s Series A Convertible Preferred Stock held by FGIT and (iii) 7,837 shares of common stock underlying shares of the Issuer’s Series B Convertible Preferred Stock held by FGIT. Excludes (i) 254,768 shares of common stock underlying Series B Convertible Preferred Stock, (ii) 69,444 shares of common stock underlying Series C Convertible Preferred Stock and (iii) 55,555 shares of common stock underlying Series D Convertible Preferred Stock, all of which are held by FGIT. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 4.99%. On April 4, 2016, FGIT submitted notice to the Issuer, effective 61 days therefrom, of its election to increase its beneficial ownership limitation to 9.99% (the “Beneficial Ownership Limitation”). The increased Beneficial Ownership Limitation is reflected in this report. All of the securities have been retroactively adjusted for the 1 for 6 reverse stock split effective as of the open of business on August 1, 2016.

(2)	Phillip Frost M.D., is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The Reporting Person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(Page 2 of 6 Pages)

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 444,928(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 444,928 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,928 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (Based on 4,250,617 shares outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)

Represents (i) 242,640 shares of the Issuer’s common stock held by Frost Gamma Investments Trust (“FGIT”), (ii) 194,451 shares of common stock underlying shares of the Issuer’s Series A Convertible Preferred Stock held by FGIT and (iii) 7,837 shares of common stock underlying shares of the Issuer’s Series B Convertible Preferred Stock held by FGIT. Excludes (i) 254,768 shares of common stock underlying Series B Convertible Preferred Stock, (ii) 69,444 shares of common stock underlying Series C Convertible Preferred Stock and (iii) 55,555 shares of common stock underlying Series D Convertible Preferred Stock, all of which are held by FGIT. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 4.99%. On April 4, 2016, FGIT submitted notice to the Issuer, effective 61 days therefrom, of its election to increase its beneficial ownership limitation to 9.99% (the “Beneficial Ownership Limitation”). The increased Beneficial Ownership Limitation is reflected in this report. All of the securities have been retroactively adjusted for the 1 for 6 reverse stock split effective as of the open of business on August 1, 2016.

(Page 3 of 6 Pages)

Item 1(a). Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

4041-T Hadley Road, S. Plainfield, NJ 07080

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Phillip Frost, M.D. and FGIT (together, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

Dr. Phillip Frost has a business address at 4400 Biscayne Blvd. Miami, FL 33137.

Item 2(c). Citizenship.

United States/Florida

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e). CUSIP Number.

731094108

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 444,928(1) (2)

(b) Percent of class: 9.99% (Based on 4,250,617 shares outstanding as of December 31, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 444,928(1) (2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 444,928 (1) (2)

(1)

Represents (i) 242,640 shares of the Issuer’s common stock held by Frost Gamma Investments Trust (“FGIT”), (ii) 194,451 shares of common stock underlying shares of the Issuer’s Series A Convertible Preferred Stock held by FGIT and (iii) 7,837 shares of common stock underlying shares of the Issuer’s Series B Convertible Preferred Stock held by FGIT. Excludes (i) 254,768 shares of common stock underlying Series B Convertible Preferred Stock, (ii) 69,444 shares of common stock underlying Series C Convertible Preferred Stock and (iii) 55,555 shares of common stock underlying Series D Convertible Preferred Stock, all of which are held by FGIT. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 4.99%. On April 4, 2016, FGIT submitted notice to the Issuer, effective 61 days therefrom, of its election to increase its beneficial ownership limitation to 9.99% (the “Beneficial Ownership Limitation”). The increased Beneficial Ownership Limitation is reflected in this report. All of the securities have been retroactively adjusted for the 1 for 6 reverse stock split effective as of the open of business on August 1, 2016.

(2)	Phillip Frost M.D., is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. In the foregoing capacities, Dr. Frost is deemed to hold voting and dispositive power of the securities held by FGIT.

(Page 4 of 6 Pages)

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2017	By:	/s/Phillip Frost
	Name:	Phillip Frost, M.D.

Frost Gamma Investments Trust

February 8, 2017	By:	/s/ Phillip Frost
	Name:	Phillip Frost, M.D.
	Title:	Trustee

(Page 6 of 6 Pages)